Exhibit 99.1

Yucheng Technologies Limited Announces Risk Management Consulting and Implementation Contract Wins

BEIJING, October 9 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading local IT and outsourced service provider to the Chinese banking industry, today announced its contract wins with Agricultural bank of China, Bank of Beijing, Huishang Bank, and Guangdong Development Bank, to provide risk management/performance measurement consulting and implementation services. These contracts amount to approximately US$1 million, covering the areas of fund transfer pricing, asset & liability management and cost allocation analysis. Yucheng was awarded these contracts in collaboration with leading global software vendors in the financial services industry. Yucheng will provide services ranging from project management, consulting, software implementation, to on-going support and staff training.

“We are very excited about these risk management contract wins, which further demonstrates our success in expanding our risk management client base in the banking sector,” stated Mr. Weidong Hong, the CEO of Yucheng. “With Chinese banks facing increased competition from both local and international players and requirements to be in compliance with Basel II by 2012, they are under pressure to improve their risk assessment and management practices to better measure credit, market and operational risks and improve their profitability. In the past, Yucheng has been successfully providing risk/performance management services to 8 out of 15 top Chinese banks. These new contract wins with top tier banks greatly expanded our client base, and further defines Yucheng’s local leadership position in providing risk/performance management expertise to banks in China.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,200 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It is also rapidly becoming one of the leading third party providers of POS merchant acquiring services.

About Agricultural Bank of China:
Headquartered in Beijing, Agricultural Bank of China (ABC) is one of the four largest state-owned commercial banks. By the end of 2004, the total assets of ABC reached RMB 4014 billion and the total operation profit of the whole year was RMB 32 billion. At present, ABC has 31000 branches and banking offices in China, and has set up branches in Singapore and Hong Kong, established the offices in London, Tokyo, New York, and etc. ABC was listed as one of the World Top 500 companies by Fortune.

About Bank of Beijing:
Found in 1996 with the combination of 90 credit unions, Bank of Beijing is the second largest city commercial bank in China. It has 3,600 employees and a total asset of RMB 233 billion. Bank of Beijing was rated as the 431st out of top 1000 world banks in 2005 by The Banker magazine.

About Huishang Bank:
Originating from the restructuring of 6 local city commercial banks and 7 urban credit cooperatives in Anhui province, Huishang Bank was the first regional commercial bank in China approved by the China Banking Regulatory Commission. By the end of 2005, Huishang Bank has a total asset of RMB 49.6 billion. The creation of Huishang Bank is a milestone in Chinese commercial banks’ merger & acquisition history.

About Guangdong Development Bank:
Headquartered in Guangzhou, Guangdong Development Bank is a joint-stock commercial bank found in September 1988. It has total asset of RMB 373.9 billion and 26 branches across the country. According to The Banker magazine, Guangdong Development Bank has been rated as the world’s top 500 banks in five consecutive years.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com